FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Release Date 17th July 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 17 July, 2006 it purchased for cancellation 1,100,000 "A" Shares at a price of 26.60 euros per share. It further announces that on the same date it purchased for cancellation 400,000 "A" Shares at a price of 1832.32 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,800,820,000.

As of 17 July, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 18th July 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 18 July, 2006 it purchased for cancellation 1,000,000 "A" Shares at a price of 26.50 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1817.85 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,799,320,000.

As of 18 July, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 19th July 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 19 July, 2006 it purchased for cancellation 950,000 "A" Shares at a price of 26.51 euros per share. It further announces that on the same date it purchased for cancellation 450,000 "A" Shares at a price of 1812.17 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,797,920,000.

As of 19 July, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 20th July 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 20 July, 2006 it purchased for cancellation 1,000,000 "A" Shares at a price of 26.59 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1817.04 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,796,420,000.

As of 20 July, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 21th July 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 21 July, 2006 it purchased for cancellation 1,000,000 "A" Shares at a price of 26.52 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1810.03 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,794,920,000.

As of 21 July, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 24th July 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 24 July, 2006 it purchased for cancellation 1,000,000 "A" Shares at a price of 26.68 euros per share. It further announces that on the same date it purchased for cancellation 450,000 "A" Shares at a price of 1818.88 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,793,470,000.

As of 24 July, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 25th July 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 25 July, 2006 it purchased for cancellation 1,150,000 "A" Shares at a price of 27.00 euros per share. It further announces that on the same date it purchased for cancellation 350,000 "A" Shares at a price of 1845.40 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,791,970,000.

As of 25 July, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 26th July 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 26 July, 2006 it purchased for cancellation 950,000 "A" Shares at a price of 27.26 euros per share. It further announces that on the same date it purchased for cancellation 450,000 "A" Shares at a price of 1864.81 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,790,570,000.

As of 26 July, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 27th July 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 27 July, 2006 it purchased for cancellation 1,025,000 "A" Shares at a price of 27.96 euros per share. It further announces that on the same date it purchased for cancellation 600,000 "A" Shares at a price of 1914.85 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,788,945,000.

As of 27 July, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 31st July 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 31 July, 2006 it purchased for cancellation 1,400,000 "A" Shares at a price of 27.78 euros per share. It further announces that on the same date it purchased for cancellation 600,000 "A" Shares at a price of 1900.25 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,786,945,000.

As of 31 July, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 1st August 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 1 August, 2006 it purchased for cancellation 1,340,000 "A" Shares at a price of 27.79 euros per share. It further announces that on the same date it purchased for cancellation 650,000 "A" Shares at a price of 1894.01 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,784,955,000.

As of 1 August, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 2nd August 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 2 August, 2006 it purchased for cancellation 950,000 "A" Shares at a price of 27.70 euros per share. It further announces that on the same date it purchased for cancellation 550,000 "A" Shares at a price of 1891.32 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,783,455,000.

As of 2 August, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 3rd August 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 3 August, 2006 it purchased for cancellation 1,250,000 "A" Shares at a price of 27.55 euros per share. It further announces that on the same date it purchased for cancellation 550,000 "A" Shares at a price of 1869.44 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,781,655,000.

As of 3 August, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 4th August 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 4 August, 2006 it purchased for cancellation 700,000 "A" Shares at a price of 27.50 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1859.75 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,780,655,000.

As of 4 August, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 7th August 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 7 August, 2006 it purchased for cancellation 650,000 "A" Shares at a price of 27.67 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1867.70 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,779,805,000.

As of 7 August, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 8t August 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 8 August, 2006 it purchased for cancellation 800,000 "A" Shares at a price of 27.75 euros per share. It further announces that on the same date it purchased for cancellation 400,000 "A" Shares at a price of 1869.10 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,778,605,000.

As of 8 August, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 9th August 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 9 August, 2006 it purchased for cancellation 750,000 "A" Shares at a price of 27.76 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1873.80 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,777,605,000.

As of 9 August, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 10th August 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 10 August, 2006 it purchased for cancellation 800,000 "A" Shares at a price of 27.58 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1864.30 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,776,505,000.

As of 10 August, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 11th August 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 11 August, 2006 it purchased for cancellation 730,000 "A" Shares at a price of 27.64 euros per share. It further announces that on the same date it purchased for cancellation 325,000 "A" Shares at a price of 1862.50 pence per share Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,775,450,000.

As of 11 August, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 14th August 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 14 August, 2006 it purchased for cancellation 700,000 "A" Shares at a price of 27.63 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1860.50 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,774,450,000.

As of 14 August, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 15th August 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 15 August, 2006 it purchased for cancellation 650,000 "A" Shares at a price of 27.57 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1859.00 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,773,550,000.

As of 15 August, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 16th August 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 16 August, 2006 it purchased for cancellation 900,000 "A" Shares at a price of 27.57 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1863.70 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,772,350,000.

As of 16 August, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 17th August 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 17 August, 2006 it purchased for cancellation 1,000,000 "A" Shares at a price of 27.30 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1851.96 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,771,050,000.

As of 17 August, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 18th August 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 18 August, 2006 it purchased for cancellation 900,000 "A" Shares at a price of 27.63 euros per share. It further announces that on the same date it purchased for cancellation 350,000 "A" Shares at a price of 1883.71 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,769,800,000.

As of 18 August, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 21st August 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 21 August, 2006 it purchased for cancellation 700,000 "A" Shares at a price of 27.94 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1903.19 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,768,800,000.

As of 21 August, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 22nd August 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 22 August, 2006 it purchased for cancellation 800,000 "A" Shares at a price of 27.86 euros per share. It further announces that on the same date it purchased for cancellation 400,000 "A" Shares at a price of 1890.26 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,767,600,000.

As of 22 August, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 23rd August 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 23 August, 2006 it purchased for cancellation 1,000,000 "A" Shares at a price of 27.88 euros per share. It further announces that on the same date it purchased for cancellation 400,000 "A" Shares at a price of 1888.26 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,766,200,000.

As of 23 August, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 24th August 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 24 August, 2006 it purchased for cancellation 700,000 "A" Shares at a price of 27.72 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1875.58 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,765,200,000.

As of 24 August, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 25th August 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 25 August, 2006 it purchased for cancellation 550,000 "A" Shares at a price of 27.70 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1872.81 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,764,400,000.

As of 25 August, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 29 August 2006